Law Offices of Aaron A. Grunfeld & Associates

1100 Glendon Avenue, Suite 850

Los Angeles, California 90024

Tel.     (310) 788-7577

Email: agrunfeld@grunfeldlaw.com

December 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:

JMG Exploration, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed November 9, 2012

File No. 1-32438

Dear Ms. Ledbetter:

JMG Exploration Inc. has received your letter dated November 27, 2012 containing comments on registrant’s Revised Preliminary Information Statement on Schedule 14C, filed November 9, 2012.  At registrant's request, please find below our responses to your letter.

For the convenience of the staff we have set forth each of the comments in your letter with corresponding numbering, following which we have provided our response(s) (capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in JMG's response, dated November 8, 2012, to your prior comments).

Shareholders Names and Solicitation

1.

We note your response to comment 1 from our letter to you dated October 25, 2012. You state the following at page 4 of the revised information statement: “As of the   date hereof, JMG has received the consents of holders of 2,739,933 shares of the   Company’s Common Stock and holders of 135,506.26 shares of Class M Preferred   Stock, in each case constituting more than a majority of the issued and outstanding   shares, thereby approving the Reverse Stock Split and the Name Change.” Please   tell us the names of the holders who comprised the “Majority Shareholders,” and   for each such holder, quantify the individual holdings at the time her or his consent   was obtained. Also, tell us how and when their consents were solicited and obtained.   Insofar as Exchange Act Rules 14a-3 to 14a-15 apply to every solicitation, except as   specifically provided in Rule 14a-2, explain to us your basis for using Schedule 14C   rather than Schedule 14A in the present circumstance.

Response:

Attached as Schedule A hereto is a complete listing of the names of the shareholders who consented to the Reverse Stock Split, the Name Change and the Authorized Share Increase (collectively the “Related Transactions”), together with the number of shares of each class of stock held by such shareholders and the dates of their respective consents.

The consents were obtained substantially as follows:  After consummation of the Merger, forms of Consent to the Reverse Stock Split, the Name Change and the Authorized Share Increase (the “ Consent Form”) were prepared by registrant’s counsel and provided to registrant’s board of directors for distribution to those persons whom registrant believed held a majority in interest of registrant’s voting power, consisting principally of several holders of Class M Preferred Stock and Common Stock. We have attached as Schedule A to this letter a list of shareholders, stating for each, the name of such holder, holdings at time of consent. The persons identified on Schedule A as the "Majority Shareholders at September 26, 2012" (collectively the "September 26 Majority") were the initial persons to whom or to which consents were distributed by registrant, each of such persons being (i) either accredited investors in  registrant or ADVN and/or senior executives or directors of registrant or ADVN and (ii) informed as to the terms of the Merger and the obligations of registrant to effectuate the Authorized Share Increase, the Reverse Stock Split or the Name Change.

Collectively the September 26 Majority, held more than 69% of the voting power of JMG, (for purposes hereof September 26, 2012 hereafter the “ Approval Date”).  As established in the Certificate of Designation filed with the Nevada Secretary of State and setting forth the rights and privileges of the Class M Preferred Stock, holders of Class M Preferred Stock as a group have voting rights that are equivalent to 33,994,776 shares of common stock and they vote together with the common stock on all matters as a single class. 1 Please see Article III of the Certificate of Designation.  Accordingly, as of the Approval Date, over 69% of the voting power, when measured against both the preferred and common stock voting together as a single class as required, had approved the Related Transactions.  As a consequence, the matters voted upon by the September 26 Majority were as a matter of state law deemed approved and no further shareholder votes were required or needed under applicable Nevada law to effectuate the Authorized Share Increase, the Reverse Stock Split or the Name Change.

Despite this overwhelming approval and notwithstanding that all state requirements under Nevada law were fully satisfied as of  the Approval Date by a margin substantially exceeding the voting power percentage needed to effectuate the Authorized Share Increase, the Reverse Stock Split and the Name Change, JMG continued to accept consents from other persons  principally as a matter of giving respectful consideration to other shareholders with whom or which it or the September 26 Majority had longstanding relationships.  In connection therewith, and as noted on Schedule A, the majority of the consents received after the Approval Date were by persons holding shares of registrant’s common stock. While the result of these additional consents was to increase the percentage of common shares consenting to the Authorized Share Increase, the Reverse Stock Split and the Name Change, these consents were wholly unnecessary as a matter of law and were not accepted for that purpose.

In summary, applicable Nevada law, NRS 78.390, required the consent of holders of "at least a majority of the voting power" of the issued and outstanding shares of registrant’s common stock and Class M Preferred Stock, voting together as a class, to the Authorized Share Increase, the Reverse Stock Split or the Name Change.  Inasmuch as the September 26 Majority constituted substantially more than the statutorily requisite voting power as of Approval Date to effect all the Related Transactions as of that date, registrant respectfully submits that it may utilize Schedule 14C rather than by Schedule 14A in the present circumstance .

Items 11, 13 and 14 of Schedule 14A

2.

We note your response to comment 5 from our letter to you dated October 25, 2012, and we re-issue the comment. We again refer you in particular to Note A to   Schedule 14A. As page 3 of the revised information statement makes clear, the   “Related Transactions” listed as the subject of stockholder approval were among   those items “the Company covenanted to” do pursuant to the Merger Agreement   with ADVN. As previously requested, please revise to provide the information   required by Items 11, 13, and 14 of Schedule 14A.

Response:

(a)

Item 11:

Although the “Related Transactions” listed as the subject of stockholder approval on the Approval Date were among those items “the Company covenanted to” do pursuant to the Merger Agreement after closing, Item 11 of Schedule 14A requires, in relevant part, disclosure of certain information “If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant.”  As the only securities to be issued by registrant pursuant to any of the Authorized Share Increase, or the Reverse Stock Split are shares of common stock  issuable to holders of Class M Preferred Stock upon the effectuation of the Automatic Conversion, JMG believes that this issuance comes under the "otherwise than for exchange for outstanding securities of the registrant" exception and respectfully is of the view that Item 11 of Schedule 14A is not applicable to any of the Authorized Share Increase, or the Reverse Stock Split or the Name Change.

(b)

Item 13:

Item 13 of Schedule 14A requires, in relevant part, disclosure of certain information “If action is to be taken with respect to any matter specified in Item 11 or 12.”  Although, as discussed above, the registrant is of the view that Item 11 is not applicable, the Reverse Stock Split constitutes a modification of registrant’s common stock, a class of securities of registrant.  JMG believes that the financial and other information required by Item 13 has been set forth within in its Current Report on Form 8-K/A filed with the Commission on October 15, 2012 (the “October 15 Form 8-K/A”) and in registrant’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2012 (the “November 10-Q”) and registrant respectfully refers to the financial and other information contained in the October 6 Form 8-K/A and the November 10-Q, which has been incorporated by reference into the Information Statement on Schedule 14A.

(c)

Item 14:

Item 14 requires, in relevant part, information relating to any of the following types of transactions: (i) a merger or consolidation; (ii) an acquisition of securities of another person; (iii) an acquisition of any other going business or the assets of a going business; (iv) a sale or other transfer of all or any substantial part of assets; or (v) a liquidation or dissolution.

It appears to us that none of the Authorized Share Increase, the Reverse Stock Split or the Name Change qualifies as one of the type of transactions identified in Item 14, and as a result JMG respectfully is of the view that Item 14 is not applicable.

In responding to your comments, we have also provided the accompanying written statement from JMG  acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aaron A. Grunfeld, at (310) 788-7577, or by email at grunfeld@grunfeldlaw.com, if there are further comments regarding our responses to your questions and the related matters covered by this letter.

Sincerely yours,

Aaron A. Grunfeld

SCHEDULE A

MAJORITY SHAREHOLDERS AT SEPTEMBER 26, 2012

Name	Voting Power	Consent Date
David Grant	12,573,014	Sept. 26, 2012
Sanjeev Kuwadekar	5,521,332	Sept. 26, 2012
David Eastman	2,242,662	Sept. 26, 2012
Justin and Jannina Yorke (1)	4,991,592	Sept. 26, 2012
JPG Investments	952,380	Sept. 26, 2012
Joe Waimrin	326,512	Sept. 26, 2012
Charles Kirby (2)	397,260	Sept. 26, 2012
West Hampton Special Situations Fund, LLC	285,314	Sept. 26, 2012
Total Voting Power at September 26, 2012:	27,290,066

(1) Includes 11,856.55 shares of Class M Preferred Stock and 2,000 shares of common stock held by JMW Fund, LLC, 12,322.91 shares of Class M Preferred Stock held by San Gabriel Fund, LLC and 755 shares of Class M Preferred Stock held by Justin Yorke individually, as to each of which Mr. Yorke may be deemed to be the beneficial owner, and 2,700 shares of common stock held by Jannina Yorke, the wife of Justin Yorke.

(2) Includes 26,785 shares of common stock held by Charles M. Kirby Roth 401K, 9,700 shares of common stock held Kearney Properties, LLC, 100,597 shares of common stock held by Elevation Fund, LLC, 21,650 shares of common stock held by Kearney Holdings, LLC and 235,028 shares of common stock held by Kirby Enterprise Fund, LLC, and 3,500 shares of common stock held by River-Bend Fund, LLC, as to each of which Mr. Kirby may be deemed to be the beneficial owner.

OTHER CONSENTING SHAREHOLDERS

Name	Voting Power*	Consent Date
Gary and Claudia McAdam (1)	212,750	Oct. 2, 2012
Gary and Ryan Frederick (2)	342,250	Oct. 2, 2012
Reuben Sandler (3)	95,000	Oct. 2, 2012
Joseph Skeehan (4)	101,240	Oct. 2, 2012
Lynn Foster (5)	116,230	Oct. 2, 2012
J. Paul Consulting Corp.	1,500	Oct. 3, 2012
Philip La Berge	33,208	Oct. 3, 2012
L.A. Walker, III	280,000	Oct. 3, 2012
R. C. Benson (6)	85,000	Oct. 4, 2012
Paul Eisen	40,000	Oct. 10, 2012
James Hill	10,000	Oct. 4, 2012
Jay Kuhne	17,361	Oct. 4, 2012
Alva Staples	20,000	Oct. 4, 2012
William Gordica	250,000	Oct. 5, 2012
Nelson Nimerly	38,800	Oct. 9, 2012
Roger Wasserman	11,000	Oct. 9, 2012
Dirk Nye	5,000	Oct. 10, 2012
Fred Ott	8,000	Oct. 10, 2012
Linda Bonner (8)	15,000	Oct. 10, 2012
Tom Richardson	10,000	Oct. 10, 2012
Blass Family (7)	433,980	Oct. 10-11, 2012
Patrick Reidy	13,000	Oct. 11, 2012
Kitt Family Revised Trust	97,000	Oct. 17, 2012

*Unless otherwise noted, all share references are to shares of common stock.

(1)

Includes, 7,812 shares of common stock held in the name of SGS M3 Resources, LLC, 16,367 shares of common stock held in the name of Growth Ventures, Inc., 7,200 shares of common stock held in the name of Growth Ventures, Inc. Profit Sharing Plan & Trust, 25,371 shares of common stock held in the name of Fortune Seekers, 1,200 shares of Class M Preferred Stock held in the name of Growth Ventures, Inc. Roth 401K and 36,000 shares of common stock held by Claudia McAdam.

(2)

Includes, 334,050 shares of common stock held by Gary Frederick and 8,200 shares of common stock held by Ryan Frederick.

(3)

Includes 70,000 shares of common stock held by Mr. Sandler individually and 25,000 shares of common stock held in the Sandler Remainder Charitable Unit Trust.  Mr. Sandler is a former director of the registrant.

(4)

Includes 91,240 shares of common stock held by Mr. Skeehan and 100 shares of Class M Preferred Stock held by Mr. Skeehan.  Mr. Skeehan is a former director of the registrant.

(5)

Includes 7,000 shares of common stock held by Mr. Foster and 1092.3 shares of Class M Preferred Stock held by Mr. Foster.  Mr. Foster is a former director of ADVN.

 (6)

Includes,  100 shares of Class M Preferred Stock,45,000 shares of common stock and 30,000 shares of common stock held in the name of IRA FBO Joyce Benson.

(7)

Includes, 2,000 shares of common stock held by Patricia Blass, 276,900 shares of common stock held by Gus J. Blass II, 128,900 shares of common stock held by Gus J. Blass III, 1,600 shares of common stock held by the Blass Grandchildren's Trust (Patricia Blass, Trustee), 23,000 shares of common stock held by the Constance Blass O’Neill Trust No. 3 (Patricia Blass, Trustee), and 1,580 shares of common stock held by the Patricia B & Gus Blass Foundation Trust (Patricia Blass, Trustee).

(8)

Includes, 10,000 shares of common stock held by Heritage Oil Company and 5,000 shares of common stock held by Linda Bonner.

Footnotes

1

Please see registrant’s September 6 Form 8-K and the Certificate of Designation for a more complete description of the Class M Preferred (a copy of the Certificate of Designation is attached as an exhibit to the September 6 Form 8-K).